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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

   For the month of October, 2006              Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One)

                        Form 20-F [X]      Form 40-F [ ]

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) (Check
One)

                           Yes [ ]           No  [X]

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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
           GRUPO RADIO CENTRO REPORTS RESULTS FOR THIRD QUARTER AND
                            FIRST NINE MONTHS OF 2006

    MEXICO CITY, Oct. 23 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC) (BMV: RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its results of operations for the third quarter and nine months ended September 30, 2006. All figures were prepared in accordance with the Financial Information Standards issued by the Mexican Board for Research and Development of Financial Standards and have been restated in constant Pesos as of September 30, 2006.

    Third Quarter Results

    Broadcasting revenue for the third quarter of 2006 was Ps. 182,073,000, representing an increase of 8.3% compared to the Ps. 168,170,000 reported for the same period of 2005. This increase was mainly attributable to higher advertising expenditures by the Company's clients, which purchased more airtime compared to the same period of 2005.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the third quarter of 2006 were Ps. 116,835,000, representing an increase of 15.0% compared to the Ps. 101,577,000 reported for the same period of 2005. This increase was primarily due to increases in the third quarter of 2006 in (i) the allowance for doubtful accounts, (ii) expenses related to the increase in broadcasting revenue, such as commissions paid to the Company's sales force and outside agents and (iii) expenses related to additional advertising and marketing campaigns conducted by the Company during the third quarter of 2006.

    For the third quarter of 2006, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 65,238,000, a decrease of 2.0% compared to the Ps. 66,593,000 reported for the same period of 2005. This decrease was mainly attributable to the increase in broadcasting expenses, which offset the increase in broadcasting revenue.

    Depreciation and amortization for the third quarter of 2006 amounted to Ps. 9,047,000, representing a slight increase compared to the Ps. 8,904,000 reported for the same period of 2005.

    For the third quarter of 2006, the Company's corporate, general and administrative expenses were Ps. 3,271,000, an increase of 2.6% compared to the Ps. 3,187,000 reported for the same period of 2005.

    The Company reported operating income of Ps. 52,920,000 for the third quarter of 2006 compared to the Ps. 54,502,000 reported for the same period of 2005. This decrease was mainly attributable to the increase in broadcasting expenses in the third quarter of 2006.

    The comprehensive financing cost for the third quarter of 2006 was Ps. 355,000 compared to the Ps. 4,429,000 recorded for the same period of 2005. This decrease is principally the result of the reduction in interest expense for the third quarter of 2006 compared to the same period of 2005, which resulted from
(i) the Company no longer recording interest related to the contingent liability recorded by the Company in 2003 and (ii) the Company no longer recording interest on bank debt after paying off all of its bank debt on May 17, 2006.

    During the third quarter of 2006, other expenses, net, totaled Ps. 17,731,000, a 23.0% increase compared to the Ps. 14,418,000 reported in the same period of 2005. This increase was mainly attributable to higher expenses related to the Company's corporate governance compliance and higher legal expenses during the third quarter of 2006 compared to the same period of 2005.

    The Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 34,834,000 for the third quarter of 2006, which represents a decrease of 2.3% compared to Ps. 35,655,000 reported during the same period of 2005.

    In the third quarter of 2006, the Company recorded extraordinary income of Ps. 3,016,000 as a result of the inflation adjustment in the third quarter of 2006 to the extraordinary income that was recorded in June 2006 in connection with the reversal of the provision for the contingent liability.

    For the third quarter of 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 37,850,000 compared to the Ps. 35,655,000 reported for the same period of 2005. The Company recorded provisions for income tax and employee profit sharing for the third quarter of 2006 of Ps. 8,415,000 compared to the Ps. 7,923,000 recorded for the same period of 2005.

    As a result of the foregoing, the Company's net income for the third quarter of 2006 totaled Ps. 29,435,000, compared to the Ps. 27,732,000 reported for same period of 2005.

   Nine Months Results

   For the nine months ended September 30, 2006, broadcasting revenue was Ps. 593,550,000, a 40.3% increase compared to the Ps. 422,964,000 reported for the same period of 2005. This increase was mainly attributable to the increase in advertising expenditures by political parties in connection with the presidential and congressional elections that took place on July 2, 2006 as well as higher advertising expenditures by the Company's clients compared to the same period of 2005.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) reported for the nine months ended September 30, 2006 were Ps. 340,076,000, a 15.0% increase compared to the Ps. 295,705,000 reported for the same period of 2005. This increase was primarily due to increases during 2006 in (i) the allowance for doubtful accounts, (ii) sales commissions paid to the Company's sales force, outside agents and affiliated stations in connection with increased sales of airtime and
(iii) expenses related to additional advertising and marketing campaigns conducted by the Company during 2006.

    Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the nine months ended September 30, 2006, was Ps. 253,474,000, an increase of 99.2% compared to the Ps. 127,259,000 reported for the same period of 2005. This increase was mainly attributable to the increase in broadcasting revenue, which more than offset the increase in broadcasting expenses.

   Depreciation and amortization for the nine months ended September 30, 2006 totaled Ps. 26,742,000, a decrease of 7.1% compared to the Ps. 28,795,000 reported for the same period of 2005. This decrease was mainly attributable to the Company no longer recording in the second quarter of 2006 the depreciation of a part of the Company vehicles whose useful lives ended in the second quarter of 2006.

   The Company's corporate, general and administrative expenses for the nine months ended September 30, 2006 were Ps. 9,498,000, an increase of 0.3% compared to the Ps. 9,474,000 reported for the same period of 2005.

    As a result of the foregoing, the Company reported operating income of Ps. 217,234,000 for the nine months ended September 30, 2006, which more than doubled the Ps. 88,990,000 of operating income reported for the same period of 2005.

    The Company's comprehensive cost of financing for the nine months ended September 30, 2006 was Ps. 7,762,000, a decrease of 6.9% compared to the Ps. 8,337,000 recorded for the same period of 2005. This decrease reflects the decrease in interest expense during 2006 compared to the same period of 2005, which resulted from (i) the cancellation of interest recorded through June 2006 on the provision for the contingent liability recorded by the Company in 2003 and (ii) the Company no longer recording interest on bank debt after paying off all of its bank debt on May 17, 2006.

    Other expenses, net for the nine months ended September 30, 2006 were Ps. 41,008,000, a 14.1% increase compared to the Ps. 35,942,000 reported for the same period of 2005. This increase was mainly attributable to higher expenses related to the Company's corporate governance compliance and higher legal expenses during 2006 compared to 2005.

    For the nine months ended September 30, 2006, the Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 168,464,000, a substantial increase from the Ps. 44,711,000 reported for the same period of 2005.

    For the nine months ended September 30, 2006, the Company recorded extraordinary income of Ps. 249,214,000, which resulted from the reversal of the Ps. 260,050,000 provision for the contingent liability recorded by the Company in 2003 less accumulated foreign exchange loss and interest recorded by the Company in 2006 in relation to the provision. The Company reversed the provision for the contingent liability after a Mexican court set aside and refused to enforce in Mexico the arbitration award issued against the Company in an arbitration proceeding.

    For the nine months ended September 30, 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 417,678,000 compared to the Ps. 44,711,000 reported for the same period of 2005. During the nine months ended September 30, 2006, the Company recorded provisions for income tax and employee profit sharing of Ps. 45,867,000 compared to the Ps. 13,695,000 reported for the same period in 2005. This increase was primarily due to the increase in taxable income during the first nine months of 2006 compared to the same period of 2005.

    As a result of the foregoing, the Company had net income of Ps. 371,811,000 for the nine months ended September 30, 2006 compared to net income of Ps. 31,016,000 for the same period of 2005.

    Other Matters

    During the third quarter the Company paid out Ps. 120 million in cash in the form of a capital dividend to its shareholders in two installments: the first in August and the second in October. This was the result of a return of capital of the Company.

    Company Description:

    Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

    Note on Forward-Looking Statements:

    This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

         CONSOLIDATED UNAUDITED STATEMENTS OF INCOME for the three-month and nine-month periods ended September 30, 2006 and
       2005 expressed in Mexican Pesos ("Ps.") with purchasing power as of
                               September 30, 2006
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                         3rd Quarter                          Accumulated 9 months
                                           ---------------------------------------   ---------------------------------------
                                                      2006                2005                  2006                2005
                                           -------------------------   -----------   -------------------------   -----------
                                              U.S.$                                     U.S.$
                                               (1)           Ps.           Ps.           (1)            Ps.           Ps.
                                           -----------   -----------   -----------   -----------   -----------   -----------
Broadcasting revenue
 (2)                                            16,529       182,073       168,170        53,885       593,550       422,964
Broadcasting expenses,
 excluding
 depreciation,
  amortization and
   corporate expenses                           10,607       116,835       101,577        30,873       340,076       295,705
Broadcasting income                              5,922        65,238        66,593        23,012       253,474       127,259

Depreciation and
 amortization                                      821         9,047         8,904         2,428        26,742        28,795
Corporate, general and
 administrative
 expenses                                          297         3,271         3,187           862         9,498         9,474
Operating income                                 4,804        52,920        54,502        19,722       217,234        88,990

Comprehensive financing gain (cost):
  Interest expense                                 (21)         (228)       (7,839)         (856)       (9,431)      (24,487)
  Interest income (2)                               13           146         1,296            58           636         1,578
  Gain (loss) on
   foreign currency
   exchange, net                                     1             7           (53)            4            39         9,106
  Gain (loss) on net
   monetary position                               (25)         (280)        2,167            90           994         5,466
                                                   (32)         (355)       (4,429)         (704)       (7,762)       (8,337)

Other expenses, net                             (1,610)      (17,731)      (14,418)       (3,723)      (41,008)      (35,942)
Income (loss) before
 extraordinary item
 and provisions:                                 3,162        34,834        35,655        15,295       168,464        44,711

Extraordinary item                                 274         3,016             0        22,625       249,214             0
Income (loss) before
 provisions                                      3,436        37,850        35,655        37,920       417,678        44,711

Provisions for income
 tax & employee profit
  sharing                                          764         8,415         7,923         4,164        45,867        13,695
Net income (loss)                                2,672        29,435        27,732        33,756       371,811        31,016

Net income (loss) applicable to:
  Majority interest                              2,674        29,456        27,738        33,750       371,742        30,998
  Minority interest                                 (2)          (21)           (6)            6            69            18
                                                 2,672        29,435        27,732        33,756       371,811        31,016

Net income (loss) per
 Series A Share (3)                                                                        0.227         2.506         0.398
Net income (loss) per
 ADS (3)                                                                                   2.043        22.554         3.582
Weighted average
 common shares
 outstanding (000's) (3)                                                                 162,520       162,601

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0152 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2006.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2006 and 2005 was Ps. 1,171,000 and Ps. 463,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2006 and 2005 was Ps. 2,943,000 and Ps. 1,598,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                        as of September 30, 2006 and 2005
     in Mexican Pesos ("Ps.") with purchasing power as of September 30, 2006 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                     September 30,
                                      ------------------------------------------
                                                 2006
                                      ---------------------------       2005
                                        U.S. $(1)         Ps.            Ps.
                                      ------------   ------------   ------------
         ASSETS
Current assets:
  Cash and temporary
   investments                              10,091        111,157        146,328

Accounts receivable:
  Broadcasting, net                         20,144        221,893        167,515
  Other                                        924         10,178          5,577
  Income taxes recoverable                       0              0              0
                                            21,068        232,071        173,092

Prepaid expenses                               919         10,125         10,435
  Total current assets                      32,078        353,353        329,855

Property and equipment, net                 42,053        463,221        490,358
Deferred charges, net                          960         10,571         12,637
Excess of cost over book
 value of net assests of
 subsidiaries, net                          71,150        783,734        775,838
Other assets                                   292          3,220          3,337
      Total assets                         146,533      1,614,099      1,612,025

      LIABILITIES
Current:
  Notes payable                                  0              0         58,668
  Advances from customers                    7,981         87,915         79,360
  Suppliers and other
   accounts payable                          4,161         45,836         47,386
  Taxes payable                              7,783         85,733         27,129
  Reduction in Fixed
   Capital Stock Payable                     4,548         50,097              0
  Contingent liability                           0              0        253,238
     Total current
      liabilities                           24,473        269,581        465,781

Long-Term:
  Notes payable                                  0              0         88,002
  Reserve for labor
   liabilities                               4,989         54,958         41,551
  Deferred taxes                             1,777         19,573         29,451
      Total liabilities                     31,239        344,112        624,785

  SHAREHOLDERS' EQUITY
Capital stock                               96,845      1,066,765      1,189,604
Cumulative (deficit)
 earnings                                   23,393        257,681       (149,600)
Reserve for repurchase of
 shares                                      3,713         40,900         42,402
Cumulative effect of
 deferred income taxes                      (9,128)      (100,549)      (100,549)
Effects from labor
 liabilities                                   (23)          (258)             0
Surplus on restatement of
 capital                                       436          4,808          4,808
Minority interest                               58            640            575
     Total shareholders'
      equity                               115,294      1,269,987        987,240
 Total liabilities and
  stockholders' equity                     146,533      1,614,099      1,612,025

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0152 per U.S. dollar, the noon buying rate for Mexican pesos on September 30, 2006.

    IR Contacts:
    In Mexico,
    Pedro Beltran or Alfredo Azpeitia
    Grupo Radio Centro, S.A. de C.V.
    5255-5728-4800, ext. 7018
    aazpeitia@grc.com.mx

    In New York
    Maria Barona or Peter Majeski
    i-advize Corporate Communications, Inc.
    1-212-406-3690
    grc@advize.com.mx

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             10/23/2006
    /CONTACT: Investors, in Mexico, Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, S.A. de C.V., +011-5255-5728-4800, ext. 7018, or
aazpeitia@grc.com.mx; or in New York, Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, or grc@advize.com.mx, for Grupo Radio Centro/
    /Web site:  http://www.radiocentro.com.mx /

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)


Date: October 23, 2006                          By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer